FORWARD FUNDS

345 California Street, Suite 1600

San Francisco, CA 94104

August 17, 2018

VIA EDGAR

Mr. John Ganley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-8626

RE:	Forward Funds (the “Registrant”)

File No. 333-226162

Registration Statement on Form N-14

Dear Mr. Ganley:

Pursuant to your request, this letter is in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) with respect to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Salient International Real Estate Fund, a series of the Registrant (the “Acquiring Fund”), in connection with the reorganization of Salient Tactical Real Estate Fund, also a series of the Registrant (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”)(the “Reorganization”). The Registration Statement was filed on July 13, 2018 with the Commission (Accession Number 0001193125-18-217761). Below is a summary of the comments regarding the Registration Statement provided by the Staff via telephone to the undersigned Richard F. Kerr and Cal J. Gilmartin of K&L Gates LLP on Thursday, August 9, 2018. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

Cover Page

1.

Comment: As the Registration Statement is a new Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”), please update the Registration Statement’s 1933 Act registration number.

Response: The Registrant confirms it will update the 1933 Act registration number.

2.	Comment: Please update the disclosure on the cover page that the filing will become effective on August 15, 2018 pursuant to Rule 488.

Response: The Registrant will change the noted disclosure to read:

It is proposed that the filing will become effective in accordance with Section 8(a) of the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a), may determine.

U.S. Securities and Exchange Commission

August 17, 2018

Shareholder Letter

3.

Comment: Please confirm that, to the extent reflected elsewhere in the Registration Statement, changes to the shareholder letter section in response to the comments will be carried through the body of the Registration Statement.

Response: The Registrant so confirms.

4.	Comment: Please disclose for how long the management fee waiver will be in effect.

Response: The Registrant confirms that all references to the management fee waiver and/or expense limitation agreement throughout the Registration Statement will state the management fee waiver and/or expense limitation agreement will be in effect until April 30, 2020.

5.

Comment: The investment objective, principal investment strategies and principal risks of the Acquiring Fund are described as “substantially the same as those of the Acquired Fund.” Please revise this statement to say that the policies and risks are similar while also describing the differences between the Funds, such as the Acquired Fund investing using a long/short strategy and the Acquiring Fund investing in non-U.S. securities.

Response: The Registrant will edit the last sentence of the second paragraph of the Shareholder Letter to state the following:

The Acquiring Fund’s investment objective, principal investment strategies and principal risks are similar to those of the Acquired Fund; however, the Acquiring Fund invests internationally, while the Acquired Fund is primarily domestic. Additionally, the Acquiring Fund does not engage in a long/short strategy to the same degree as the Acquired Fund. The differences between the strategies are explained in detail in the enclosed information statement and prospectus.

6.

Comment: The “Fund performance” bullet states that the Acquiring Fund outperformed the Acquired Fund for the one-year period ended December 31, 2017; however, the Acquired Fund outperformed the Acquiring Fund for each of the nine years preceding such one-year period. Please revise this sentence to avoid shareholder confusion.

Response: The Registrant will replace the “Fund performance” bullet in its entirety as follows and will make conforming changes throughout the Registration Statement as applicable.

•

Fund performance. Although past performance does not guarantee future results, for the one-year period ended December 31, 2017, the Acquiring Fund outperformed the Acquired Fund, while for the five-year and ten-year periods ended December 31, 2017, the Acquired Fund outperformed the Acquiring Fund.

U.S. Securities and Exchange Commission

August 17, 2018

7.

Comment: If the Closing Date of the Reorganization is changed materially as a result of the delaying amendment pursuant to Rule 473 filed with the Commission on August 8, 2018, please update the Closing Date throughout the Registration Statement.

Response: The Registrant so confirms that any material change to the Closing Date will be reflected throughout the Registration Statement as follows:

The Reorganization is scheduled to take place at the close of business on or about August 22, 2018, or such other date determined by the officers of the Funds, but in no event later than August 31, 2018.

Cover Page

8.	Comment: Under “Where to Get More Information,” please include the dates of all supplements to the prospectuses and statement of additional information (“SAI”) that are applicable to the Funds.

Response: The Registrant will replace the prospectus and SAI bullet points as follows:

•

The Class A and Class C prospectus, and Investor Class, Institutional Class, and Class I2 prospectus of the Acquired Fund and the Acquiring Fund dated May 1, 2018, as supplemented May 11, 2018 and June 13, 2018

•	The statement of additional information (“SAI”) of the Acquired Fund and the Acquiring Fund dated May 1, 2018, as supplemented May 11, 2018 and June 13, 2018

9.

Comment: Please confirm the Acquiring Fund documents listed under “Where to Get More Information” will be delivered to shareholders of the Acquiring Fund and the Acquired Fund. If they will not be delivered to shareholders, please remove the reference to these documents being incorporated by reference, confirm that all information from such documents that would be required under Form N-14 is included, and that such documents are available by request to shareholders at no charge.

Response: The Registrant will delete the referenced bullet point in its entirety. The Registrant notes that the previous two bullets disclose that Acquired Fund and Acquiring Fund documents and additional information about the Funds are available at no charge and include information regarding the means of obtaining such documents and information. The Registrant confirms that all information required by Form N-14 Item 5 to be included in the Form N-14 is included.

Information Statement and Prospectus

10.	Comment: Please update the “Introduction” section of the information statement and prospectus to explain what changes have been made.

U.S. Securities and Exchange Commission

August 17, 2018

Response: The Registrant will replace the first paragraph of the “Introduction” section of the information statement and prospectus in its entirety with the following:

This information statement and prospectus is provided by the Board of Trustees of Forward Funds (the “Board”) to inform the Acquired Fund’s shareholders that the Board has approved an Agreement and Plan of Reorganization (the “Agreement”) providing for the reorganization of the Acquired Fund into the Acquiring Fund (the “Reorganization”). This information statement and prospectus is being mailed to the Acquired Fund’s shareholders on or about August 29, 2018. An earlier version of this information statement and prospectus was mailed to shareholders on July 18, 2018. Since July 18, 2018, the following material changes have been made to the information statement and prospectus:

•

Clarification that the Acquiring Fund invests internationally, while the Acquired Fund is primarily domestic, and the Acquiring Fund does not engage in a long/short strategy to the same degree as the Acquired Fund.

•	Clarification that the management fee waiver and expense limitation agreement of the Acquiring Fund shall each be effective until April 30, 2020.

•	Update to the Average Annual Total Returns tables for each of the Acquired Fund and the Acquiring Fund to include an additional broad-based securities markets index.

The Registrant will add corresponding disclosure to the Shareholder Letter as well.

11.

Comment: Under “Comparison of the Funds’ Organization, Investment Objectives, Strategies and Policies,” please discuss the differences between the Funds, such as the Acquired Fund investing using a long/short strategy and the Acquiring Fund investing in non-U.S. securities.

Response: The Registrant will add a new bullet under “Comparison of the Funds’ Organization, Investment Objectives, Strategies and Policies” as follows:

•

The Acquired Fund primarily invests in equity securities issued by U.S. real estate companies, while the Acquiring Fund currently primarily invests in equity securities issued by non-U.S. real estate companies. Additionally, the Acquired Fund invests using a long/short strategy, whereas the Acquiring Fund currently does not generally sell securities short as a principal investment strategy. Following the Reorganization, the Acquiring Fund will invest in equity securities issued by both U.S. and non-U.S. real estate companies.

12.

Comment: Under “Comparison of the Funds’ Organization, Investment Objectives, Strategies and Policies,” please disclose that the principal investment strategies of the Acquiring Fund are being changed as of the date such change will take place and discuss what the strategies previously stated.

Response: The Registrant believes that it is in the best interest of the shareholders of the Acquired Fund to be presented the strategies under which their investments will be managed following the Reorganization. The Registrant believes that disclosing strategies that will no longer be applicable to either Fund following the Reorganization could lead to shareholder confusion. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

U.S. Securities and Exchange Commission

August 17, 2018

13.

Comment: The Acquiring Fund principal investment strategies state that, under normal market conditions, the Acquiring Fund will invest at least 30% of its holdings in real estate companies organized or located outside the U.S or doing a substantial amount of business outside of the U.S. The Staff of the Commission has taken the position that a mutual fund with “Global” in its name should, under normal market conditions, invest at least 40% of its holdings in non-U.S. securities. As the Acquiring Fund will change its name to “Global Real Estate Fund” prior to the Reorganization, the Acquiring Fund’s principal investment strategies should be updated to invest at least 40% of its holdings in non-U.S. securities or “Global” should be removed from the name.

Response: The Registrant confirms that the Acquiring Fund’s principal investment strategies will be updated to state the Acquiring Fund will, under normal market conditions, invest at least 40% of its holdings in real estate companies organized or located outside the U.S or doing a substantial amount of business outside of the U.S.

14.

Comment: The Acquiring Fund’s principal investment strategies include types of securities that have not appeared in the schedules of investments holdings in recent annual and semiannual reports of the Acquiring Fund. Please update the Acquiring Fund’s principal investment strategies to remove such security types.

Response: The Registrant notes that the Acquiring Fund’s annual and semiannual reports reflect the Acquiring Fund’s investments only at the specific moment in time reflected in such reports. The portfolio manager of the Acquiring Fund wishes to retain the flexibility to invest in such security types as principal investment strategies in response to movements in the real estate market. Additionally, the Registrant notes that certain of the principal investment strategies that have not often been utilized in managing the Acquiring Fund may be utilized as a result of the Acquiring Fund absorbing the assets of the Acquired Fund following the Reorganization and implementing a global strategy. Accordingly, the Registrant respectfully declines to make any changes to the Registration Statement in response to this comment, but will undertake to review the Acquiring Fund’s principal investment strategies at its next annual update following the Reorganization.

15.

Comment: Under “Comparison of Expenses,” please edit the first sentence of the second paragraph to resolve the conflicting implications of “net” and “before waivers and reimbursements” in describing annual operating expenses.

Response: The Registrant will replace the first sentence of the second paragraph in its entirety as follows:

As the tables below indicate, the maximum hypothetical pro forma annual operating expenses (both before and after waivers and reimbursements) of the Acquiring Fund’s Class A, Class C, Investor Class, Institutional Class and Class I2 shares after the Reorganization are expected to be lower than the net annual operating expenses of the corresponding classes of the Acquired Fund.

U.S. Securities and Exchange Commission

August 17, 2018

16.	Comment: Under “Past Performance,” please update the year-to-date total returns for each Fund to disclose the year-to-date total returns as of the six months ended June 30, 2018.

Response: The Registrant confirms it will update the Registration Statement to disclose the year-to-date total returns as of the six months ended June 30, 2018.

17.

Comment: In the Average Annual Total Returns tables for each Fund, the Registrant only compares the performance of the Acquired Fund against the FTSE NAREIT Composite Index and the FTSE NAREIT Equity REITs Index, each a real estate-specific index, and only compares the performance of the Acquiring Fund against the FTSE EPRA/NAREIT Developed ex-US Index and the FTSE EPRA/NAREIT Developed Index, each a real estate-specific index. As the Commission does not consider sector- or industry-specific indices to fulfill the requirement to compare the performance of the Funds against a broad-based securities markets index, please add a broad-based securities markets index to the Average Annual Total Returns tables for each Fund.

Response: The Registrant will add the MSCI World Index to the Average Annual Total Returns tables of each Fund.

Part C

18.	Comment: Under “Item 17. Undertakings,” please add a statement that the Registrant will file a tax opinion by post-effective amendment following the Closing Date of the Reorganization.

Response: The Registrant will add the following statement under “Item 17. Undertakings”:

The Registrant undertakes to file a final tax opinion as provided by K&L Gates LLP by post-effective amendment as soon as practicable following the Closing Date.

19.

Comment: As the Registration Statement is a new Registration Statement of the Acquiring Fund, please provide a new power of attorney authorizing an officer of the Registrant to sign on behalf of the trustees.

Response: The Registrant confirms it will provide a new power of attorney with the amended Registration Statement.

20.	Comment: Please provide a final legal opinion signed by counsel to the Registrant and a final auditor’s consent signed by the Registrant’s independent registered public accounting firm.

Response: The Registrant confirms it will provide the signed legal opinion and auditor’s consent with the amended Registration Statement.

U.S. Securities and Exchange Commission

August 17, 2018

*    *    *

The Registrant, on behalf of the Acquiring Fund and the Acquired Fund, intends to file a Form N-14 combined information statement and prospectus that will reflect the above responses to the Staff’s comments. If you have any questions regarding the enclosed information, please contact me directly at (617) 261-3166.

Kind regards,

/s/ Richard F. Kerr
Richard F. Kerr, Esq., K&L Gates LLP

cc:	Paul Bachtold, Chief Compliance Officer, Forward Funds

George J. Zornada, Esq., K&L Gates LLP

Jonathan W. DePriest, Esq., Salient Partners, L.P.

FORWARD FUNDS

345 California Street, Suite 1600

San Francisco, CA 94104

August 17, 2018

VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-8626

RE:	Forward Funds (the “Registrant”)

File No. 333-226162

Registration Statement on Form N-14

Dear Mr. Ellington:

Pursuant to your request, this letter is in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) with respect to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of Salient International Real Estate Fund, a series of the Registrant (the “Acquiring Fund”), in connection with the reorganization of Salient Tactical Real Estate Fund, also a series of the Registrant (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”)(the “Reorganization”). The Registration Statement was filed on July 13, 2018 with the Commission (Accession Number 0001193125-18-217761). Below is a summary of the comments regarding the Registration Statement provided by the Staff via telephone to the undersigned Richard F. Kerr and Cal J. Gilmartin of K&L Gates LLP on Wednesday, July 25, 2018. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement.

1.	Comment: Please confirm the fees and expenses listed in the fee tables under “The Funds’ Expenses” are the current fees and expenses of the Funds as required under Item 3 of Form N-14.

Response: The Registrant so confirms.

2.	Comment: Please move the disclosure relating to the Acquiring Fund’s management fee waiver and expense limitation agreement into a footnote to the fee tables.

Response: The Registrant will add the following footnote to the fee tables under “The Fund’s Expenses.” This footnote will be linked to the “Fee Waiver and/or Expense Reimbursement” row of the fee table of each individual class of the Funds.

The Acquiring Fund’s investment advisor is contractually obligated to waive 0.25% of the Acquiring Fund’s management fee so that until April 30, 2020 the Acquiring Fund’s management fee will be 0.75%. Additionally, the Acquiring Fund’s investment advisor

U.S. Securities and Exchange Commission

August 17, 2018

is contractually obligated until April 30, 2020 to limit the Acquiring Fund’s operating expenses (exclusive of brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) for Class A, Class C, Investor Class, Institutional Class and Class I2 shares to an annual rate (as a percentage of the Acquiring Fund’s average daily net assets) of 1.55%, 2.10%, 1.50%, 1.15% and 1.10%, respectively. Each of the management fee waiver and the expense limitation arrangement may not be terminated by the Acquiring Fund’s investment advisor prior to such date under any circumstances and may only be modified or terminated by a majority vote of the Independent Trustees. Under the expense limitation agreement, the Acquiring Fund’s investment advisor is permitted to recoup expenses attributable to the Acquiring Fund or a Class thereof that the investment advisor has borne (whether through a further reduction of its management fee or otherwise) in later periods to the extent that the expenses for a Class of shares fall below the annual rate in effect at the time of the actual waiver/reimbursement. Under the expense limitation agreement, the Acquiring Fund is not obligated to reimburse such expenses beyond three years from the end of the fiscal year in which the investment advisor waived a fee or reimbursed an expense. Any such recoupment by the investment advisor will not cause a class to exceed the annual limitation rate in effect at the time of the actual waiver/reimbursement or at the date of the recoupment.

3.	Comment: With respect to the Acquiring Fund’s management fee waiver and expense limitation agreement:

a.	Please confirm whether the management fee waiver and/or expense limitation agreement is subject to recoupment.

b.	If so, please disclose the terms of recoupment and ensure the period for recoupment is limited to three years from the date that the fees being recouped were waived.

c.	Please confirm that any such recoupment will be limited to the lesser of the expense cap in effect at the time of waiver or the expense cap in effect at the time of recoupment.

d.

Please confirm that management of the Fund has performed a FAS5 analysis of the Fund and determined that there is no liability required to be booked for the recoupment. Please confirm that the Fund’s auditor has reviewed the FAS5 analysis and agrees with Fund Management’s conclusion.

Response:

a.

The Registrant confirms that the management fee waiver is not subject to recoupment; however, the expense limitation agreement is subject to possible recoupment. The Registrant refers the Staff to the Registrant’s response to Comment 2 for the disclosure regarding possible recoupment that will be added to the Registration Statement.

b.

It has been the historical practice of the Registrant to limit the period for recoupment to three years from the end of the fiscal year in which the fees being recouped were waived. As the Registration Statement is a mid-year filing on Form N-14 for an existing fund, the Registrant as a practical matter cannot change this complex-wide policy currently in effect for other fund’s in the same fund complex with existing expense limitation agreements that follow this historical practice. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

c.	The Registrant so confirms and refers the Staff to the Registrant’s response to Comment 2 for the disclosure regarding recoupment that will be added to the Registration Statement.

d.	Management confirms.

U.S. Securities and Exchange Commission

August 17, 2018

4.

Comment: The management fee waiver appears to be in effect for less than a full calendar year. Please remove the effect of the management fee waiver from the pro forma financial information or extend the length of the waiver for a full year.

Response: The Registrant will make changes throughout the Registration Statement to extend the termination date of the Acquiring Fund’s management fee waiver until at least April 30, 2020.

5.

Comment: Under “Tax Status of the Reorganization,” the Registrant discloses that net capital gains may be realized on the disposition of portfolio securities of the Funds in connection with the Reorganization. Please disclose in this section and in the “Pro Forma Financial Information” section:

a.	The estimated percentage of each Fund’s portfolio that will be sold in connection with the Reorganization;

b.	The portfolio transaction costs of each Fund expected to be generated by these trades; and

c.	The estimated impact to shareholders of each Fund in regards to capital gains distributions, including per share amounts.

Response: The Registrant will add the following disclosure to the “Tax Status of the Reorganization” and “Pro Forma Financial Information” sections of the Registration Statement in response to Comments 5(a)-(c):

Prior to the Closing Date, it is anticipated that the Acquired Fund will sell approximately 45.1% of its portfolio and the Acquiring Fund will sell approximately 18.8% of its portfolio in preparation of the Reorganization. It is estimated that these transactions will generate approximately $14,506 in portfolio transaction costs for the Acquired Fund and approximately $4,718 in portfolio transaction costs for the Acquiring Fund. As a result of the existing unused capital loss carryforwards of each Fund, these transactions did not cause any capital gain distributions to be paid to the shareholders of the Funds. Additional information regarding the unused capital loss carryforwards of the Acquired Fund is included below.

6.

Comment: Under “Expenses of the Reorganization,” please disclose the estimated dollar amount of Reorganization costs that will be borne by each Fund prior to the application of any waivers. Please also disclose this information in the “Pro Forma Financial Information” section.

U.S. Securities and Exchange Commission

August 17, 2018

Response: The Registrant will add the following disclosure to the “Tax Status of the Reorganization” and “Pro Forma Financial Information” sections of the Registration Statement:

Prior to the application of the expense limitation agreement, it is estimated that the Acquired Fund could bear $74,104 in Reorganization costs and the Acquiring Fund could bear $69,517 in Reorganization costs.

7.

Comment: In the “Pro Forma Financial Information” section, the net assets of each Fund are disclosed, but the net assets of the pro forma combined Fund are not disclosed. Please disclose the net assets of the pro forma combined Fund.

Response: The Registrant will add the following disclosure to the “Pro Forma Financial Information” section of the Registration Statement:

On a pro forma basis, using the net assets of the Acquired Fund and the Acquiring Fund as of December 31, 2017, the net assets of the combined Fund following the Reorganization would have been $61 million as of December 31, 2017.

8.	Comment:

a.	Please disclose the Acquiring Fund will be the accounting survivor in the Reorganization.

b.	Please provide a NAST analysis that supports the determination that the Acquiring Fund is the accounting survivor.

Response:

a.	The Registrant confirms that the Acquiring Fund will be the accounting survivor in the Reorganization. Accordingly, the following sentence will be added to the Pro Forma Financial Information section:

The Acquiring Fund will be the survivor of the Reorganization for all purposes including accounting.

b.	The Registrant has attached the requested analysis as Exhibit A hereto.

*    *    *

The Registrant, on behalf of the Acquiring Fund and the Acquired Fund, intends to file a Form N-14 combined Information Statement and Prospectus that will reflect the above responses to the Staff’s comments. If you have any questions regarding the enclosed information, please contact me directly at (617) 261-3166.

Kind regards,

/s/ Richard F. Kerr
Richard F. Kerr, Esq., K&L Gates LLP

cc:	Paul Bachtold, Chief Compliance Officer, Forward Funds

George J. Zornada, Esq., K&L Gates LLP

Jonathan W. DePriest, Esq., Salient Partners, L.P.

U.S. Securities and Exchange Commission

August 17, 2018

Exhibit A

As requested by the Staff, the following is an analysis regarding the accounting and performance survivor in connection with the Reorganization. In conducting this analysis, Salient Management, the Funds’ adviser, considered the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. In the NAST Letter, the Staff considered the following factors as to the funds: (1) their investment advisers; (2) their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) their asset size; and (5) their portfolio compositions. The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund.

As described further below, the analysis indicates that the Acquiring Fund should be the accounting and performance survivor following the Reorganization.

Comparison of Investment Advisers

The Acquiring Fund and Acquired Fund are currently managed by Salient Management. The Combined Fund also will be managed by Salient Management.

Further, the current portfolio manager of the Acquiring Fund, Joel S. Beam, will continue to manage the Combined Fund following the Reorganization. It should be noted that Mr. Beam has served as portfolio manager of the Acquiring Fund since 2006. Mr. Beam has also managed the Acquired Fund since 2006. Accordingly, this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

Comparison of Investment Objectives, Policies and Restrictions

The Combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund, which will be updated prior to the Reorganization. Under normal market conditions, the Acquiring Fund invests at least 80%, and usually substantially all, of its net assets plus borrowings for investment purposes, if any, in common stocks and other equity securities issued by U.S. and non-U.S. real estate companies, including real estate investment trusts (“REITs”) and similar REIT-like entities in at least three different countries. The Acquiring Fund will also invest significantly (at least 40%) in real estate companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S. Although there are a number of similarities in the investment objectives, policies and restrictions

U.S. Securities and Exchange Commission

August 17, 2018

of the Acquiring Fund and the Acquired Fund, there are also several differences, such as the Acquiring Fund’s historical investment in non-U.S. securities and the Acquired Fund’s historic use of a long/short strategy. The Combined Fund therefore will resemble the Acquiring Fund more closely. Accordingly, this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

Comparison of Expense Structure and Expense Ratios

The existing classes of the Combined Fund following the merger will have expense structures and expense ratios identical to those of the Acquiring Fund. The Acquired Fund’s Class A shares, Class C shares, Investor Class shares, Institutional Class shares, and Class I2 shares will merge into the Acquiring Funds Class A shares, Class C shares, Investor Class shares, Institutional Class shares, and Class I2 shares, respectively. The management fee of the Combined Fund is expected to be the same as that of the Acquiring Fund. The total expense ratio of the Combined Fund’s Class A shares, Class C shares, Investor Class shares, Institutional Class shares, and Class I2 shares are expected to be lower than the Acquiring Fund’s Class A shares, Class C shares, Investor Class shares, Institutional Class shares, and Class I2 shares, respectively, but closer to the total expense ratios of the Acquiring Fund than the Acquired Fund. Accordingly, given: (i) the nature of the continuity of the share classes between the Acquiring Fund and Combined Fund; (ii) the continuity of the management fee and expense structures between the Acquiring Fund and Combined Fund; and (iii) all of the characteristics of the Acquiring Fund being more similar to the Combined Fund than those of the Acquired Fund; this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

Comparison of Asset Size

As of December 31, 2017, the Acquiring Fund had fewer assets than the Acquired Fund. As of December 31, 2017, the Acquired Fund had net assets of approximately $39 million and the Acquiring Fund had net assets of approximately $22 million. While the Acquired Fund had more assets than the Acquiring Fund as of December 31, 2017, both Funds are relatively small. As such, the Registrant does not believe that the size difference between the Funds is signifiant enough to overcome the presumption that the Acquiring Fund, as the surviving fund, should be the accounting survivor.

Comparison of Portfolio Composition

The portfolio composition of the Combined Fund is expected to be substantially identical to that of the Acquiring Fund because the Combined Fund will be managed by the Acquiring Fund’s investment advisor in accordance with the Acquiring Fund’s investment objective, policies and restrictions as updated prior to the Reorganization. Accordingly, this factor supports the presumption that the Acquiring Fund should be the accounting survivor.

U.S. Securities and Exchange Commission

August 17, 2018

Conclusion

Weighing all of the factors discussed above, these factors strongly support the conclusion that the Acquiring Fund is the presumptive accounting survivor, especially where: (a) the Acquiring Fund is the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act of 1933, as amended, and Investment Company Act of 1940, as amended, registrations of the Acquiring Fund; and (b) the investment advisor, investment policies, and total expense ratios of each class of shares of the Combined Fund involved in the merger are substantially similar to those of the Acquiring Fund while there are some differences from those of the Acquired Fund.